Exhibit 4.8
DESCRIPTION OF REGISTRANT’S SECURITIES

The following brief description of the capital stock of SunPower Corporation (“us”, “our”, “we”, or the “Company”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Restated Certificate of Incorporation (“Certificate of Incorporation”), our Amended and Restated By-Laws (“By-Laws”) and our Affiliation Agreement, dated April 28, 2011, by and between us and our largest stockholder, TotalEnergies Solar INTL SAS, a French société par actions simplifiée, under limited circumstances (“Total,” formerly Total Solar International SAS), as amended from time to time (the “Affiliation Agreement”), previously filed with the U.S. Securities and Exchange Commission and incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.8 forms a part. We encourage you to read the Certificate of Incorporation, By-Laws and Affiliation Agreement carefully.

General

The Certificate of Incorporation provides that the Company may issue 367,500,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

Subject to the preferences applicable to any preferred stock outstanding at any time, holders of our common stock vote together as a single class on all matters submitted to a vote of the stockholders. Each holder of common stock is entitled to cast one vote per share held by such holder on all matters submitted to a vote of the stockholders. Generally, all matters submitted to a vote of the stockholders must be approved by a majority of the votes cast on the matter by the holders of common stock present in person or represented by proxy, voting together as a single class at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock.

Conversion Rights

Shares of our common stock are not convertible into other securities of our company.

Dividends

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Other Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations imposed by the Delaware General Corporate Law (the “DGCL”), to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions, subject to the provisions of any series of preferred stock. Our board of directors is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of our common stock.

Exhibit 4.8

Certain Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

•Section 203 defines “business combination” to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certain Provisions of the Certificate of Incorporation, By-Laws and Outstanding Debentures

Provisions in the Certificate of Incorporation and By-Laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors;

•the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•the requirement for advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•the ability of our board of directors to issue, without stockholder approval, up to 10.0 million shares of preferred stock with terms set by our board of directors, which rights could be senior to those of common stock;

•our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible;

Exhibit 4.8

•stockholders may not call special meetings of the stockholders, except by Total; and

•our board of directors is able to alter our by-laws without obtaining stockholder approval.

Certain provisions of our outstanding debentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, including an entity (such as Total) becoming the beneficial owner of 75% of our voting stock, holders of our outstanding debentures will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on such debentures, all or a portion of their debentures. We may also be required to issue additional shares of our common stock upon conversion of our outstanding debentures in the event of certain fundamental changes.

Affiliation Agreement

The Affiliation Agreement governs the relationship following between our company, on the one hand, and TotalEnergies SE, Total, any other affiliate of TotalEnergies SE, and any member of a group of persons formed for the purpose of acquiring, holding, voting, disposing of, or beneficially owning our voting stock of which TotalEnergies SE or any of its affiliates is a member (the “Total Group”), on the other hand.

Standstill

During the Standstill Period (as defined below), Total, TotalEnergies SE, and the Total Group may not:

•effect or seek, or announce any intention to effect or seek, any transaction that would result in the Total Group beneficially owning shares in excess of the Applicable Standstill Limit (as defined below), or take any action that would require us to make a public announcement regarding the foregoing;

•request that (i) we, (ii) our board members that are independent directors and not appointed to the board of directors by Total (the “Disinterested Directors”), or (iii) our officers or employees, amend or waive any of the standstill restrictions applicable to the Total Group described above; or

•enter into any discussions with any third party regarding any of the foregoing.

In addition, no member of the Total Group may, among other things, solicit proxies relating to the election of directors to our board of directors without the prior approval of the Disinterested Directors.
The Total Group is, however, permitted to either (i) make and consummate a Total Tender Offer (as defined in the Affiliation Agreement) or (ii) propose and effect a Total Merger (as defined in the Affiliation Agreement) so long as, in each case, Total complies with certain advance notice and prior negotiation obligations, including providing written notice to us at least 120 days before commencing or proposing such Total Tender Offer or Total Merger and making its designees reasonably available for the purpose of negotiation with the Disinterested Directors concerning such Total Tender Offer or Total Merger.

The “Standstill Period” is the period beginning on the date of the Affiliation Agreement and ending on the earlier to occur of:

•a change of control of our company;

•the first time that the Total Group beneficially owns less than 15% of outstanding voting power of our company;

•we or our board of directors take or fail to take certain of the actions described below under “—Events Requiring Stockholder Approval by Total” or fail to comply with certain of the covenants described in the Affiliation Agreement during the time when Total, together with the controlled subsidiaries of TotalEnergies SE, owns 50% or less of the outstanding voting power of our company or 40% or less of the outstanding voting power of our company when at least $100 million in Guarantees are outstanding under the Amended and Restated Credit Support Agreement dated June 29, 2016 by and between us and TotalEnergies SE (the “Credit Support Agreement”);

Exhibit 4.8
•a tender offer for at least 50% of the outstanding voting power of our company is commenced by a third party after the time when Total, together with the controlled subsidiaries of TotalEnergies SE, owns 50% or less of the outstanding voting power of our company or 40% or less of the outstanding voting power of our company when at least $100 million in guarantees are outstanding under the Credit Support Agreement; and

•the termination of the Affiliation Agreement.

The “Applicable Standstill Limit” is 70% of the lower of (i) the then outstanding shares of our common stock or (ii) the then outstanding voting power of our company.

During the Standstill Period, the Total Group will not be in breach of its standstill obligations described above if any member of the Total Group holds beneficial ownership of shares of our common stock in excess of the Applicable Standstill Limit solely as a result of:

•recapitalizations, repurchases, or other actions taken by us or our controlled subsidiaries that have the effect of reducing the number of shares of our common stock then outstanding;

•the issuance of shares of our common stock to Total in connection with the acquisition of Tenesol SA; or

•the rights specified in any “poison pill” share purchase rights plan having separated from the shares of our common stock and a member of the Total Group having exercised such rights.

Transfer of Control

If any member or members of the Total Group seek to transfer, in one or a series of transactions, either (i) 40% or more of the outstanding shares of our common stock or (ii) 40% or more of the outstanding voting power of our company to a single person or group, then such transfer must be conditioned on, and may not be effected, unless the transferee either:

•makes a tender offer to acquire 100% of the voting power of our company, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group; or

•proposes a merger providing for the acquisition of 100% of the voting power of our company, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group.

Total’s Right to Maintain

The Total Group has the following rights to maintain its ownership in us until (i) the first time that the Total Group owns less than 40% of the outstanding voting power of our company, or (ii) until the first time that Total transfers shares of our common stock to a person other than TotalEnergies SE or a controlled subsidiary of TotalEnergies SE and, as a result of such transfer, TotalEnergies SE and its subsidiaries own less than 50% of the outstanding voting power of our company.

If we propose to issue new securities primarily for cash in a financing transaction, then Total has the right to purchase a portion of such new securities equal to its percentage ownership in us. Total can also elect to purchase our securities in open market transactions or through privately negotiated transactions in an amount equal to its percentage ownership in connection with such issuance of new securities. If we propose to issue new securities in consideration for our purchase of a business or assets of a business, then Total has the right to purchase additional securities in the open market or through privately-negotiated transactions equal to its percentage ownership in us. Total has similar rights in the event that we issue or propose to issue (including pursuant to our equity plans or as the result of the conversion of our convertible securities) securities that, together with all other issuances of securities by us since the end of the preceding fiscal quarter, aggregate to more than 1% of our fully diluted equity. Total has a nine-month grace period, subject to certain extensions to satisfy regulatory conditions, to acquire securities in the open market or through privately negotiated transactions in connection with any of the securities issuances described above.

Board of Directors

The Affiliation Agreement provides that Total is entitled to designate nominees to our board of directors, subject to the maintenance of certain ownership thresholds. So long as Total, together with the controlled subsidiaries of TotalEnergies SE, owns at least 10% of the outstanding voting power of our company, then our board of directors must use its reasonable best efforts to elect the directors designated by Total as follows:

Exhibit 4.8

•until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 50% of the voting power of our company, Total will be entitled to designate five nominees to serve on our board of directors;

•until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 50% but not less than 40% of the voting power of our company, Total will be entitled to designate four nominees to serve on our board of directors;

•until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 40% but not less than 30% of the voting power of our company, Total will be entitled to designate three nominees to serve on our board of directors;

•until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 30% but not less than 20% of the voting power of our company, Total will be entitled to designate two nominees to serve on our board of directors; and

•until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 20% but not less than 10% of the voting power of our company, Total will be entitled to designate one nominee to serve on our board of directors.

For as long as they are serving on our board of directors, the directors designated by Total will be allocated across the three classes that comprise our board of directors in a manner as equal as practicable.

Subject to the listing standards of The Nasdaq Stock Market, until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns less than 30% of the outstanding voting power of our company:

•our Audit Committee will be composed of three Disinterested Directors;

•our Compensation Committee and the Nominating and Corporate Governance Committee will each be composed of two Disinterested Directors and two directors designated by Total; and

•any other standing committee will be composed of two Disinterested Directors and two directors designated by Total.

Until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, own less than 10% of the outstanding voting power of our company, a representative of Total will, subject to certain exceptions, be permitted to attend all meetings of our board of directors or any committee thereof in a non-voting, observer capacity (other than any committee whose sole purpose is to consider a transaction for which there exists an actual conflict of interest between the Total Group, on the one hand, and us and any of our affiliates, on the other hand).

Events Requiring Specific Board Approval

At any time when Total, together with the controlled subsidiaries of TotalEnergies SE, owns at least 30% of the outstanding voting power of our company, neither the Total Group nor we (or any of our affiliates) may effect any of the following without first obtaining the approval of a majority of the Disinterested Directors:

•any amendment to our Certificate of Incorporation or By-Laws;

•any transaction that, in the reasonable judgment of the Disinterested Directors, involves an actual conflict of interest between the Total Group, on the one hand, and us and any of our affiliates, on the other hand;

•the adoption of any shareholder rights plan or the amendment or failure to renew our existing shareholder rights plan;

•except as provided above, the commencement of any tender offer or exchange offer by the Total Group for shares of our common stock or securities convertible into shares of our common stock, or the approval of a merger of us or any company that we control with a member of the Total Group;

•any voluntary dissolution or liquidation of our company or any company that we control;

Exhibit 4.8
•any voluntary bankruptcy filing by us or any company that we control or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of our company or any company that we control;

•any delegation of all or a portion of the authority of our board of directors to any committee thereof;

•any amendment, modification, or waiver of any provision of the Affiliation Agreement;

•any modification of, or action with respect to, director’s and officer’s insurance coverage; or

•any reduction in the compensation of the Disinterested Directors.

Events Requiring Supermajority Board Approval

At any time when Total, together with the controlled subsidiaries of TotalEnergies SE, owns at least 30% of the outstanding voting power of our company, neither Total nor we (nor any of Total’s or our affiliates, respectively) may, without first obtaining the approval of two-thirds of our directors (including at least one Disinterested Director), effect any approval or adoption of our annual operating plan or budget that has the effect of reducing the planned letter of credit utilization in any given year by more than 10% below the applicable maximum letter of credit amount in the Credit Support Agreement.

Events Requiring Stockholder Approval by Total

Until the first time that Total, together with the controlled subsidiaries of TotalEnergies SE, owns 50% or less of the outstanding voting power of our company or 40% or less of the outstanding voting power of our company when at least $100 million in guarantees are outstanding pursuant to the Credit Support Agreement and, thereafter, for so long as (1) any loans by TotalEnergies SE to us remain outstanding, (2) any guarantees by TotalEnergies SE of any of our indebtedness remain outstanding, or (3) any other continuing obligation of TotalEnergies SE to or for the benefit of us remain outstanding (“Total Stockholder Approval Period”), neither we (including any of our controlled subsidiaries) nor our board of directors may effect any of the following without first obtaining the approval of Total:

•any amendment to our Certificate of Incorporation or By-Laws;

•any transaction pursuant to which we or any company that we control acquires or otherwise obtains the ownership or exclusive use of any business, property, or assets of a third party if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds the lower of (i) 15% of our then-consolidated total assets or (ii) 15% of our market capitalization;

•any transaction pursuant to which a third party obtains ownership or exclusive use of any of our business, property, or assets or those of any company that we control if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds the lower of (i) 10% of our then-consolidated total assets or (ii) 10% of our market capitalization;

•the adoption of any shareholder rights plan or certain changes to our existing shareholder rights plan;

•except for the incurrence of certain permitted indebtedness, the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times our LTM EBITDA (as defined in the Affiliation Agreement) less our Outstanding Gross Debt (as defined in the Affiliation Agreement);

•subject to certain exceptions, any voluntary dissolution or liquidation of our company or any company that we control;

•any voluntary bankruptcy filing by us or any company that we control or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of our company or any company that we control; or

•any repurchase of our common stock.

Shareholder Rights Plan

Until the Total Group beneficially owns less than 15% of the outstanding voting power of our company, neither we nor our board of directors is permitted to adopt any shareholder rights plan without the approval of Total.

Exhibit 4.8
Termination

The Affiliation Agreement generally terminates upon the earlier to occur of (i) Total, together with the controlled subsidiaries of TotalEnergies SE, owning less than 10% of the outstanding voting power of our company or (ii) Total, together with the controlled subsidiaries of TotalEnergies SE, owning 100% of the outstanding voting power of our company.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SPWR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.